UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

OMB APPROVAL	
OMB Number:	3235-0360
Expires:	July 31, 2009
Estimated average burden hours per response.	2.1

1. Investment Company Act File Number: 811-21327

Date examination completed: April 30, 2004

2. State identification Number: N/A

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO		

Other (specify):

3. Exact name of investment company as specified in registration statement:

Dreyfus Premier Manager Funds II

4. Address of principal executive office (number, street, city, state, zip code):

200 Park Avenue, New York, New York 10166